SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

International Electronics, Inc.

(Name of Subject Company)

International Electronics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

John Waldstein

President, Chief Executive Officer, Treasurer, Chief Financial Officer and Chairman of the Board

International Electronics, Inc.

427 Turnpike Street

Canton, Massachusetts 02021

(781) 821-5566

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

James W. Hackett, Jr., Esq.

Frederick P. Callori, Esq.

Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

(617) 248-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on March 20, 2007, Amendment No. 2 filed with the SEC on March 28, 2007, Amendment No. 3 filed with the SEC on April 2, 2007, Amendment No. 4 filed with the SEC on April 13, 2007 and Amendment No. 5 filed with the SEC on May 3, 2007 (as amended and supplemented, the “Statement”) by International Electronics, Inc., a Massachusetts corporation (the “Company” or “IEI”), relating to the tender offer by RISCO Ltd., through its Rokonet Industries, U.S.A., Inc. subsidiary (“RISCO”), to acquire all of the Company’s issued and outstanding capital stock at a price of $4.00 per share, upon the terms and subject to the conditions described in the Tender Offer Statement of Schedule TO originally filed by RISCO with the SEC on March 6, 2007 (as amended and supplemented, the “Schedule TO”).

Item 4.    The Solicitation or Recommendation.

(a)           Recommendation.

The Statement is hereby amended to include the following paragraph at the end of Item 4(a):

“On May 4, 2007, the Company distributed a letter to its shareholders announcing the Board of Directors’ recommendation that IEI’s shareholders reject RISCO’s Revised Tender Offer and not tender their shares. A copy of this letter is filed as Exhibit a(7) hereto and incorporated by reference herein.”

Item 9.    Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.

a(7)                            Letter, dated May 4, 2007, by International Electronics, Inc. to its shareholders

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL ELECTRONICS, INC

	By:	/s/ John Waldstein
John Waldstein
President, Chief Executive Officer,
Treasurer, Chief Financial Officer
and Chairman of the Board
Date: May 4, 2007